Exhibit 4.1
WEATHERFORD INTERNATIONAL LTD.
Certificate of Assistant Secretary
     I, Danette H. Twining, Assistant Secretary of Weatherford International Ltd., a Bermuda exempted company (the “Company”), do hereby certify that the following is a true and complete copy of the resolution adopted by the shareholders of the Company at the Company’s Annual General Meeting on May 9, 2006:
     Resolved, Further, that the authorized share capital of the Company be and is hereby increased from US$510,000,000, consisting of 500,000,000 common shares of par value US$1 each and 10,000,000 preference shares of par value US$1 each, to US$1,010,000,000 by the creation of 500,000,000 common shares of par value US$1 each, ranking pari passu in all respects with the existing common shares.
     In Witness Whereof, the undersigned has executed this Certificate as of May 9, 2006.

/s/ DANETTE H. TWINING
Danette H. Twining Assistant Secretary